Exhibit 99.1

Patria Reports Fourth Quarter & Full Year 2022 Earnings Results

Grand Cayman, Cayman Islands, February 14, 2023 – Patria (Nasdaq:PAX) reported today its unaudited results for the fourth quarter and full year ended December 31, 2022. The full detailed presentation of Patria's fourth quarter and full year 2022 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/.

Alex Saigh, Patria’s CEO, said: “Patria generated strong results for the 4th quarter and full year 2022, delivering our FRE guidance for 50% annual growth, as well as performance fees during a challenging year for global markets. We believe we are uniquely positioned as a gateway for alternative investments in Latin America, with the talent and resources in place to execute on the multi-year targets shared at our recent Investor Day event.”

Financial Highlights (reported in $ USD)

IFRS results included $46.5 million of net income attributable to Patria in Q4 2022 and $93.0 million for the full year. Patria generated Fee Related Earnings of $35.3 million in Q4 2022, up 20% from $29.3 million in Q4 2021, with an FRE margin of 58%. For the full year 2022, Patria generated Fee Related Earnings of $130.0 million, up 51% from 86.0 million in 2021, with an FRE margin of 57%. Distributable Earnings were $53.3 million for Q4 2022, or $0.36 per share, and $147.1 for the full year, or $1.00 per share.

Dividends

Patria has declared a quarterly dividend of $0.308 per share to record holders of common stock at the close of business on March 1, 2023. This dividend will be paid on March 22, 2023.

Conference Call

Patria will host its fourth quarter and full year 2022 earnings conference call via public webcast on February 14, 2023 at 9:00 a.m. ET. To register and join, please use the following link:

https://edge.media-server.com/mmc/p/8zkkn696

For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion.

About Patria

Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $27.2 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled "Risk Factors" in our 424(b) prospectus, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission ("SEC"), which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

Contact

Josh Wood

t +1 917 769 1611

josh.wood@patria.com

Andre Medina

t +1 345 640 4904

andre.medina@patria.com